BioSolar, Inc.
27936 Lost Canyon Road, Suite 202
Santa Clarita, California 91387

February 13, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jennifer Hardy, Branch Chief John Cash, Accounting Branch Chief Matthew Franker, Staff Attorney Tricia Armelin, Staff Accountant
Re:	BioSolar, Inc. Amendment No. 3 to Registration Statement on Form SB-2 Filed February 9, 2007 (File No. 333-138910)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), BioSolar, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Tuesday February 13, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BioSolar, Inc.

By:	/s/ David Lee
Name: David Lee
Title: Chief Executive Officer